Exhibit 99.1

AYR Wellness Announces Expiry of $9.07 Share Purchase Warrants and Conversion of Multiple Voting Shares

MIAMI, FL, May 24, 2024 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced today that the 2,874,058 warrants exercisable to purchase the same number subordinate, limited and restricted voting shares of AYR (“Equity Shares”) at a price of US$9.07 have expired in accordance with the applicable provisions of the warrant agency agreement dated December 21, 2017 between the Company and Odyssey Trust Company, as warrant agent, as amended.

In addition, AYR announced today that pursuant to the Company’s amended and restated articles, the multiple voting shares of the Company (“Multiple Voting Shares”) were automatically converted into Equity Shares on a one-for-one basis effective as of May 24, 2024, being the date that was 60 months from the date of first issuance of a Multiple Voting Share.

About AYR Wellness Inc.

AYR is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Company Contact:
Robert Vanisko

VP, Public Engagement
T: (786) 885-0397

Email: comms@ayrwellnes.com

Company Contact:

Jon DeCourcey

Head of Investor Relations
T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com